SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com June 1, 2020

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VIA EDGAR

Mr. Larry Spirgel

Mr. Jeff Kauten

Mr. Robert Littlepage

Mr. Joseph Cascarano

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Dada Nexus Limited (CIK No. 0001793862)

Registration Statement on Form F-1 (File No. 333-238193)

Dear Mr. Spirgel, Mr. Kauten, Mr. Littlepage and Mr. Cascarano:

On behalf of our client, Dada Nexus Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith Amendment No. 2 to the Company’s registration statement on Form F-1 (the “Registration Statement”) containing a preliminary prospectus with a price range and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

To facilitate your review, we are separately delivering to you today five courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on May 15, 2020, as well as two copies of the filed exhibits.

Securities and Exchange Commission

June 1, 2020

The Company respectfully advises the Staff that the Company plans to commence the road show for the proposed offering on or about June 1, 2020. In addition, the Company plans to request that the Staff declare the effectiveness of the Registration Statement on or about June 4, 2020, and will file joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting the proposed timetable for the offering.

* * *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Hui Feng, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 21 6141-2173 or via email at hufeng@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:	Philip Jiaqi Kuai, Chairman of the Board of Directors and Chief Executive Officer, Dada Nexus Limited Beck Zhaoming Chen, Chief Financial Officer, Dada Nexus Limited

Hui Feng, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP